As filed with the Securities and Exchange Commission on March 9, 1998
                                                           Registration No. 333-


                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              ---------------------

                                    FORM S-6

                    For Registration Under the Securities Act
                    of 1933 of Securities of Unit Investment
                        Trusts Registered on Form N-8B-2
                              ---------------------

A.       EXACT NAME OF TRUST:

         Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I

B.       NAME OF DEPOSITOR:

         Reich & Tang Distributors, Inc.

C.       COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

         Reich & Tang Distributors, Inc.
         600 Fifth Avenue
         New York, New York 10020

D.       NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:
                                                       COPY OF COMMENTS TO:
         PETER J. DEMARCO                              MICHAEL R. ROSELLA, Esq.
         Reich & Tang Distributors, Inc.               Battle Fowler LLP
         600 Fifth Avenue                              75 East 55th Street
         New York, New York 10020                      New York, New York 10022
                                                       (212) 856-6858

E.       TITLE AND AMOUNT OF SECURITIES BEING REGISTERED:

         An indefinite number of Units of Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I is being registered under the Securities Act of 1933 pursuant to Section 24(f) of the Investment Company Act of 1940, as amended, and Rule 24f-2 thereunder.

F. PROPOSED MAXIMUM AGGREGATE OFFERING PRICE TO THE PUBLIC OF THE SECURITIES BEING REGISTERED:

         Indefinite

G.       AMOUNT OF FILING FEE:

                  No Filing Fee Required

H.       APPROPRIATE DATE OF PROPOSED PUBLIC OFFERING:

                  As soon as practicable after the effective date of the Registration Statement.



/ / Check if it is proposed that this filing will become effective immediately upon filing pursuant to Rule 487.

The registrant hereby amends the registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

634244.1

                    Subject to Completion Dated March 9, 1998


                                      E S T


                             EQUITY SECURITIES TRUST
                                    SERIES 17
                          1998 TRIPLE STRATEGY TRUST I


        The final prospectus for Equity Securities Trust, Series 15, 1997
Triple Strategy Trust III is hereby incorporated by reference and used as a preliminary prospectus for Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I. Except as indicated below, the narrative information and structure of the final prospectus which includes the new Trust will be substantially the same as that of the previous prospectus. Information with respect to this Trust, including pricing, the size and composition of the Trust portfolio, the number of units of the Trust, dates and summary information regarding the characteristics of securities to be deposited in the Trust is not now available and will be different from that shown since each trust has a unique portfolio. Accordingly, the information contained herein with regard to the previous Trust should be considered as being included for informational purposes only. Investors should contact account executives of the underwriters who will be informed of the expected effective date of this Trust and who will be supplied with complete information with respect to such Trust on the day of and immediately prior to the effectiveness of the registration statement relating to units of the Trust. The Securities and Exchange Commission ("SEC") maintains a website that contains reports, proxy and information statements and other information regarding the Trust which is filed electronically with the SEC. The SEC's Internet address is http:www.sec.gov. Offering materials for the sale of these Units available through the Internet are not being offered directly or indirectly to residents of a particular state nor is an offer of these Units through the Internet specifically directed to any person in a state by, or on behalf of, the issuer.






    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES
       AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS
        THE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
           ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                     PROSPECTUS PART A DATED MARCH __, 1998

INFORMATION   CONTAINED  HEREIN  IS  SUBJECT  TO  COMPLETION  OR  AMENDMENT.   A
REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SAID OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO THE REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY STATE.


634244.1

          PART II -- ADDITIONAL INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM A -- BONDING ARRANGEMENTS

     The employees of Reich & Tang Distributors, Inc. are covered under Brokers' Blanket Policy, Standard Form 14, in the amount of $11,000,000 (plus $196,000,000 excess coverage under Brokers' Blanket Policies, Standard Form 14 and Form B Consolidated). This policy has an aggregate annual coverage of $15 million.

ITEM B -- CONTENTS OF REGISTRATION STATEMENT

     This Registration Statement on Form S-6 comprises the following papers and documents:

         The facing sheet on Form S-6.
         The   Cross-Reference   Sheet   (incorporated   by   reference  to  the
         Cross-Reference   Sheet  to  the   Registration   Statement  of  Equity
         Securities Trust, Series 12, 1997 Triple Strategy Trust II).
         The Prospectus consisting of           pages.
         Undertakings.
         Signatures.

     Listed below is the name and registration number of the previous series of Equity Securities Trust, the final prospectus of which properly supplemented, might be used as a preliminary prospectus for Equity Securities Trust, Series 15. The final prospectus is incorporated herein by reference.

           Equity Securities Trust, Series 12, 1997 Triple Strategy Trust II (Registration No. 333-25983)
           Equity Securities Trust, Series 15, 1997 Triple Strategy Trust III (Registration No. 333-35977)

           Written consents of the following persons:
                  Battle Fowler LLP (included in Exhibit 3.1)
                  Price Waterhouse LLP

     The following exhibits:
      *99.1.1  -- Reference Trust Agreement  including certain amendments to the
                  Trust  Indenture  and  Agreement  referred  to  under  Exhibit
                  99.1.1.1 below.
     99.1.1.1  -- Form of Trust Indenture and Agreement  (filed as Exhibit 1.1.1 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporate herein by reference).
     99.1.3.5  -- Certificate  of  Incorporation  of Reich & Tang  Distributors,
                  Inc. (filed as Exhibit 99.1.3.5 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).
     99.1.3.6  -- By-Laws of Reich & Tang  Distributors,  Inc. (filed as Exhibit
                  99.1.3.6 to Form S-6 Registration Statement No. 333-44301 on January 15, 1998 and incorporated herein by reference).
       99.1.4  -- Form of  Agreement  Among  Underwriters  (filed as Exhibit 1.4 to Amendment No. 1 to Form S-6 Registration Statement No. 33-62627 of Equity Securities Trust, Series 6, Signature Series, Gabelli Entertainment and Media Trust on November 16, 1995 and incorporated herein by reference).
      *99.3.1  -- Opinion  of Battle  Fowler  LLP  as  to  the  legality  of the securities being registered, including their consent to the filing thereof and to the use of their name under the headings "Tax Status" and "Legal Opinions" in the Prospectus, and to the filing of their opinion regarding tax status of the Trust.
       99.6.0  -- Power of Attorney of Reich  &  Tang  Distributors,  Inc.,  the
                  Depositor, by its officers and a majority of its Directors (filed as Exhibit 99.6.0 to Form S-6 Registration Statement
                  No. 333-44301 on January 15, 1998 and incorporated herein by reference).
       *99.27  -  Financial Data Schedule (for EDGAR filing only).

--------
* To be filed by amendment.


634244.1

                           UNDERTAKING TO FILE REPORTS

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents, and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

                                   SIGNATURES

         Pursuant to the requirements of the Securities Act of 1933, the Registrant, Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I, has duly caused this Registration Statement to be signed on its behalf by the undersigned, hereunto duly authorized, in the City of New York and State of New York on the 9th day of March, 1998.

                                           EQUITY SECURITIES TRUST, SERIES 17,
                                           1998 TRIPLE STRATEGY TRUST I
                                               (Registrant)

                                           REICH & TANG DISTRIBUTORS, INC.
                                               (Depositor)


                                           By /s/ PETER J. DEMARCO
                                              ------------------------------
                                                    Peter J. DeMarco
                                                    (Authorized Signator)

     Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons, who constitute the principal officers and a majority of the directors of Reich & Tang Distributors, Inc., the Depositor, in the capacities and on the dates indicated.

          Name                       Title                      Date

RICHARD E. SMITH, III        President and Director
PETER S. VOSS                Director
G. NEAL RYLAND               Director
STEVEN W. DUFF               Director                   March 9, 1998
ROBERT F. HOERLE             Managing Director
PETER J. DEMARCO             Executive Vice President   By /s/ PETER J. DEMARCO
RICHARD I. WEINER            Vice President             -----------------------
BERNADETTE N. FINN           Vice President                   Peter J. DeMarco
LORRAINE C. HYSLER           Secretary                        Attorney-In-Fact*
RICHARD DE SANCTIS           Treasurer
EDWARD N. WADSWORTH          Executive Officer







--------
* Executed copies of Powers of Attorney were filed as Exhibit 99.6.0 to Form S-6 to Registration Statement No. 333-44301 on January 15, 1998.

                                      II-2
634244.1

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     We hereby consent to the use in the Prospectus constituting part of this registration statement on Form S-6 (the "Registration Statement") of our report dated March , 1998, relating to the Statement of Financial Condition, including the Portfolio, of Equity Securities Trust, Series 17, 1998 Triple Strategy Trust I which appears in such Prospectus. We also consent to the reference to us under the heading "Independent Accountants" in such Prospectus.


PRICE WATERHOUSE LLP
160 Federal Street
Boston, MA  02110
March       , 1998

                                      II-3
634244.1